UAS DRONE CORP.

1 Etgar Street

Tirat-Carmel, Israel 3903212

May 26, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Erin M. Purnell, Esq.

Re:	UAS Drone Corp. (the “Company”) Registration Statement on Form S-1 Filed April 30, 2020 File No. 333-237927

Dear Ms. Purnell :

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of May 11, 2020, regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, your original comments appear in bold, followed by our response.

General

1.	We note your registration statement covers the offer and sale of common stock to be issued to certain stockholders of Duke upon the consummation of a short-form merger agreement. It appears you may have commenced this transaction privately, on or about April 29, 2020, when you executed the merger agreement. Please note that a transaction commenced privately cannot be converted to a registered offering. Please refer to Securities Act Sections Compliance and Disclosure Interpretations Question 134.02.

RESPONSE:

The Company acknowledges that, pursuant to Securities Act Sections Compliance and Disclosure Interpretations (“CD&I”) Question 134.02, a private offering may not be converted into a registered offering. For the reasons set forth below, the Company did not commence a private offering relating to the shares issuable to certain Duke stockholders pursuant to the short-form merger agreement and believes the primary offering to certain stockholders of Duke (the “Duke Primary Offering Stockholders”), as contemplated by the Registration Statement, is the sole offering of such securities (the “Primary Offering”). Such interpretation is consistent with the Company’s discussions with the Staff prior to the filing of the Registration Statement.

On March 9, 2020, the Company closed on a Share Exchange Agreement (the “Share Exchange Agreement”), pursuant to which Duke became a majority-owned subsidiary of the Company (the “Share Exchange”). Certain stockholders of Duke were a party to the Share Exchange but none of those stockholders are the Duke Primary Offering Stockholders. The Share Exchange closed on March 9, 2020, and as a result of such closing, the Company adopted the business plan of Duke.

Securities and Exchange Commission

May 26, 2020

With respect to the Registration Statement, immediately prior to its filing, on April 29, 2020, the Company, Duke and UAS Acquisition Corp., a Delaware corporation and a newly formed wholly-owned subsidiary of the Company (“UAS Sub”), executed an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which UAS Sub intends to be merged with and into Duke, with Duke surviving as a wholly-owned subsidiary of the Company (the “Short-Form Merger”). Importantly, none of the Duke Primary Offering Stockholders were solicited to approve or execute the Merger Agreement and neither the Company, nor Duke or UAS Sub discussed or otherwise disclosed to the Duke Primary Offering Stockholders the fact that the Merger Agreement was being negotiated or executed. In addition, none of the Duke Primary Offering Stockholders reviewed the Registration Statement or knew it was being filed with the Securities and Exchange Commission, prior to its filing. Finally, pursuant to the terms of the Merger Agreement, the agreement contemplates a closing only upon the consummation of the Primary Offering, thus providing further evidence that no private placement offering was ever contemplated. Therefore, the Company does not believe an offering was ever commenced or conducted prior to the filing of the Registration Statement, whether publicly or privately.

For the foregoing reasons, we believe that no private transaction with respect to the Duke Primary Offering Stockholders was ever commenced and consequently CD&I 134.02 is not relevant under the current circumstances.

Please do not hesitate to call the Company’s counsel, Ron Ben-Bassat, of Sullivan & Worcester LLP, at (212) 660-5003 with any questions or further comments you may have regarding this letter.

* * *

Sincerely,

UAS DRONE CORP.

By:	/s/ Sagiv Aharon
Chief Executive Officer and President

cc:	Ron Ben-Bassat, Esq.